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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-93243




           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 12, 2000



                        2,218,946 SHARES OF COMMON STOCK

                        500,000 SHARES OF PREFERRED STOCK


                           [AQUA America logo omitted]


                               AQUA AMERICA, INC.
                  (FORMERLY PHILADELPHIA SUBURBAN CORPORATION)
                             762 W. Lancaster Avenue
                          Bryn Mawr, Pennsylvania 19010
                                 (610) 527-8000


         o We will offer and sell from time to time, in one or more offerings, shares of our common stock or our preferred stock to acquire other businesses, assets or securities. We expect that the terms of the acquisitions involving the issuances of securities covered by this prospectus supplement and the accompanying prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities that we seek to acquire.

         o The shares of our common stock and the shares of our preferred stock that we issue at the time we make these acquisitions will be valued at prices reasonably related to the market price of our common stock at either the time we enter into the agreement for the acquisition or the time we complete the acquisitions.

         o We do not expect that underwriting discounts or commissions will be paid in connection with the issuances of the shares under this prospectus supplement and the accompanying prospectus. However, finders' fees may be paid in connection with certain acquisitions. Any person receiving these fees may be deemed an underwriter within the meaning of the Securities Act of 1933.

         o Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol "WTR." The last reported sale price of our common stock on the New York Stock Exchange on May 27, 2005 was $27.49 per share. As of May 27, 2005, we had 95,941,856 shares of our common stock outstanding. We do not intend to list the preferred stock on any exchange or automated quotation system.

         SEE "RISK FACTORS" BEGINNING ON PAGE S-1 OF THIS PROSPECTUS SUPPLEMENT TO READ ABOUT THE FACTORS YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION WITH RESPECT TO OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


             The date of this prospectus supplement is May 31, 2005.


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                               AQUA AMERICA, INC.

         Aqua America, Inc. (formerly Philadelphia Suburban Corporation) is the holding company for regulated utilities providing water or wastewater services to more than 2.5 million people in 13 states, principally in Pennsylvania, Ohio, North Carolina, Illinois, Texas, New Jersey, Florida and Indiana, as of May 31, 2005. Our largest operating subsidiary provides water or wastewater services to approximately 1.3 million people in the suburban areas north and west of the City of Philadelphia and in 21 other counties in Pennsylvania, as of May 31, 2005. In addition, we provide water and wastewater services through operating and maintenance contracts with municipal authorities and other parties close to our operating companies' service territories. We are the largest U.S.-based publicly-traded water utility based on number of people served.

Other information

         On January 16, 2004, Philadelphia Suburban Corporation changed its corporate name to Aqua America, Inc. In addition, we changed our ticker symbol from "PSC" to "WTR" on the New York Stock Exchange and the Philadelphia Stock Exchange on January 20, 2004.

                                  RISK FACTORS

OUR BUSINESS REQUIRES SIGNIFICANT CAPITAL EXPENDITURES AND THE RATES WE CHARGE OUR CUSTOMERS ARE SUBJECT TO REGULATION. IF WE ARE UNABLE TO OBTAIN GOVERNMENTAL APPROVAL OF OUR REQUESTS FOR RATE INCREASES, OR IF APPROVED RATE INCREASES ARE UNTIMELY OR INADEQUATE TO COVER OUR INVESTMENTS, OUR PROFITABILITY MAY SUFFER.

         The water utility business is capital intensive. On an annual basis, we spend significant sums for additions to or replacement of property, plant and equipment. Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers. These rates are subject to approval by the public utility commissions or similar regulatory bodies in the states in which we operate. We file rate increase requests, from time to time, to recover our investments in utility plant and expenses. Once a rate increase petition is filed with a public utility commission, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests are therefore partially dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase to the extent approved. We can provide no assurances that any future rate increase request will be approved by the appropriate state public utility commission; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we initially sought the rate increase.

OUR OPERATING COSTS COULD BE SIGNIFICANTLY INCREASED IN ORDER TO COMPLY WITH NEW OR STRICTER REGULATORY STANDARDS IMPOSED BY FEDERAL AND STATE ENVIRONMENTAL AGENCIES.

         Our water and wastewater services are governed by various federal and state environmental protection and health and safety laws and regulations, including the federal Safe Drinking Water Act, the Clean Water Act and similar state laws, and federal and state regulations issued under these laws by the United States Environmental Protection Agency and state environmental regulatory agencies. These laws and regulations establish, among other things, criteria and standards for drinking water and for discharges into the waters of the United States and states. Pursuant to these laws, we are required to obtain various environmental permits from environmental regulatory agencies for our operations. We cannot assure you that we have been or will be at all times in total compliance with these laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Environmental laws and regulations are complex and change frequently. These laws, and the enforcement thereof, have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with these laws and our permits, it is possible that new or stricter standards could be imposed that will raise our operating costs. Although these costs may be recovered in the form of higher rates, there can be no assurance that the various state public utility commissions or similar regulatory bodies that govern our business would approve rate increases to enable us to recover such costs. In summary, we cannot assure you that our costs of complying with, or discharging liability under, current and future environmental and health and safety laws will not adversely affect our business, results of operations or financial condition.

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OUR BUSINESS IS SUBJECT TO SEASONAL FLUCTUATIONS, WHICH COULD AFFECT DEMAND FOR
OUR WATER SERVICE AND OUR REVENUES.

         Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with irrigation systems, swimming pools, cooling systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease and adversely affect our revenues.

DROUGHT CONDITIONS MAY IMPACT OUR ABILITY TO SERVE OUR CURRENT AND FUTURE CUSTOMERS, AND MAY IMPACT OUR CUSTOMERS' USE OF OUR WATER, WHICH MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         We depend on an adequate water supply to meet the present and future demands of our customers. Drought conditions could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. An interruption in our water supply could have a material adverse effect on our financial condition and results of operations. Moreover, governmental restrictions on water usage during drought conditions may result in a decreased demand for our water, even if our water reserves are sufficient to serve our customers during these drought conditions, which may adversely affect our revenues and earnings.

AN IMPORTANT ELEMENT OF OUR GROWTH STRATEGY IS THE ACQUISITION OF WATER AND WASTEWATER SYSTEMS. ANY FUTURE ACQUISITIONS WE DECIDE TO UNDERTAKE MAY INVOLVE RISKS.

         An important element of our growth strategy is the acquisition and integration of water and wastewater systems in order to broaden our current, and move into new, service areas. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities or reach mutually agreeable terms with acquisition candidates. It is our intent, when practical, to integrate any businesses we acquire with our existing operations. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs and cause diversion of our management's time and resources. Future acquisitions by us could result in:

                  o  dilutive issuances of our equity securities;

                  o  incurrence of debt and contingent liabilities;

                  o failure to have effective internal control over financial reporting;

                  o  fluctuations in quarterly results; and

                  o  other acquisition-related expenses.

         Some or all of these items could have a material adverse effect on our business and our ability to finance our business and comply with regulatory requirements. The businesses we acquire in the future may not achieve sales and profitability that would justify our investment and any difficulties we encounter in the integration process, including in the integration of controls necessary for internal control and financial reporting, could interfere with our operations, reduce our operating margins and adversely affect our internal controls. In addition, as consolidation becomes more prevalent in the water and wastewater industries, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our ability to grow through acquisitions.

CONTAMINATION TO OUR WATER SUPPLY MAY RESULT IN DISRUPTION IN OUR SERVICES AND LITIGATION WHICH COULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

         Our water supplies are subject to contamination, including contamination from the development of naturally-occurring compounds, chemicals in groundwater systems, pollution resulting from man-made sources, such as MtBE, and possible terrorist attacks. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source. In addition, we may incur significant costs in order to treat the contaminated


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source through expansion of our current treatment facilities, or development of new treatment methods. If we are unable to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, there may be an adverse effect on our revenues, operating results and financial condition. The costs we incur to decontaminate a water source or an underground water system could be significant and could adversely affect our business, operating results and financial condition and may not be recoverable in rates. We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage. For example, private plaintiffs have the right to bring personal injury or other toxic tort claims arising from the presence of hazardous substances in our drinking water supplies. Our insurance policies may not be sufficient to cover the costs of these claims. In addition to the potential pollution of our water supply as described above, in the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the nation's health and security, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. These costs may be significant. We are currently not aware of any specific threats to our facilities, operations or supplies; however, it is possible that we would not be in a position to control the outcome of terrorist events should they occur.

WE DEPEND SIGNIFICANTLY ON THE SERVICES OF MEMBERS OF OUR MANAGEMENT TEAM, AND THE DEPARTURE OF ANY OF THOSE PERSONS COULD CAUSE OUR OPERATING RESULTS TO SUFFER.

         Our success depends significantly on the continued individual and collective contributions of our management team. The loss of the services of any member of our management team or the inability to hire and retain experienced management personnel could harm our operating results.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Avenue, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC's web site at www.sec.gov or by visiting our web site at www.aquaamerica.com.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we issue all of the securities covered by this prospectus supplement and the accompanying prospectus.

         o  Our Annual Report on Form 10-K for the year ended December 31, 2004.

         o  Our Quarterly Report on Form 10-Q for the period ending March 31,
            2005.

         o Our Current Reports on Form 8-K filed on January 21, 2005, March 7, 2005 and May 25, 2005.

         o The description of our common stock set forth in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.


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         You may request a copy of any documents that we incorporate by reference at no cost by telephoning 1-610-527-8000 or writing us at the following address:

                               Aqua America, Inc.
                               Investor Relations
                             762 W. Lancaster Avenue
                               Bryn Mawr, PA 19010

         You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein is accurate as of any date other than the date of those documents. Our business, financial condition, results of operations and prospectus may have changed since those dates.

                                     EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.















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